Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

June 23, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the year ended March 31, 2022; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F for the year ended March 31, 2022, which was filed with the Securities and Exchange Commission on June 23, 2022.

Very truly yours,

Toyota Motor Corporation

By:	/s/ Masahiro Yamamoto
Name: Masahiro Yamamoto
Title: Chief Officer, Accounting Group